UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                    FOR THE PLAN YEAR ENDED DECEMBER 31, 1999


                                     0-27208
                             (Commission File Number)



             DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST
                               (Title of the Plan)



                        SIMON TRANSPORTATION SERVICES INC.
          (Name of Issuer of the Securities Held Pursuant to the Plan)


                5175 West 2100 South, Salt Lake City, Utah 84120
                     (Address of Principal Executive Office)

                                                                EIN:  87-0293383
                                                                Plan Number: 002




                          DICK SIMON TRUCKING, INC.
                        PROFIT SHARING PLAN AND TRUST

                         Financial Statements as of
                         December 31, 1999 and 1998

                          Together With Report of
                       Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrator and Participants of the Dick Simon Trucking, Inc. Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Dick Simon Trucking, Inc. Profit Sharing Plan and Trust (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Salt Lake City, Utah
  May 26, 2000

DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

Index to Financial Statements and Schedule



                                                                         Page

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for
    Benefits as of December 31, 1999 and 1998                            1

  Statement of Changes in Net Assets
    Available for Benefits for the Year Ended December 31, 1999          2

  Notes to Financial Statements                                          3 - 6


SUPPLEMENTAL SCHEDULE:

 Schedule of Assets Held for Investment
    Purposes As of December 31, 1999                                     7

          DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

            Statements of Net Assets Available for Benefits
                   As of December 31, 1999 and 1998



                                                                       1999                   1998
                                                               ---------------------- ---------------------
INVESTMENTS, at fair value:
   Fidelity Advisor Funds-
     Growth Opportunities Fund                                   $     1,588,469        $     1,565,421
     Equity Growth Fund                                                1,366,292              1,066,437
     Daily Money Fund: U.S. Treasury                                     502,100                467,253
     Equity Income Fund                                                  324,819                236,195
     High Yield Fund                                                     262,148                257,480
     Overseas Fund                                                       199,379                102,616
     Natural Resources Fund                                              116,346                 89,145
     Large Cap Fund                                                       79,815                 42,253
     Balanced Fund                                                        56,677                 64,021
     Daily Money Fund: Money Market                                       53,350                 19,506
     Mid Cap Fund                                                         39,695                 22,124
     Value Strategies Fund                                                39,238                 29,503
     Short Fixed Income Fund                                              25,713                 22,785
     Emerging Markets Income Fund                                         25,478                 10,950
     Strategic Income Fund                                                19,499                 16,151
     Intermediate Bond Fund                                               17,948                 13,643
     Government Investment Fund                                           17,390                 14,608

   Simon Transportation Services, Inc. common stock                      913,557                729,712
   Participant loans                                                     533,648                494,994
                                                               ---------------------- ---------------------

                Total investments                                      6,181,561              5,264,797
                                                               ---------------------- ---------------------

CASH                                                                         162                    111
                                                               ---------------------- ---------------------
RECEIVABLES:
   Participant contributions                                              67,559                 88,002
   Employer contributions                                                 29,194                 37,374
   Accrued interest and dividends                                          3,709                  3,338
                                                               ---------------------- ---------------------

                Total receivables                                        100,462                128,714
                                                               ---------------------- ---------------------
 LIABILITY:
   Excess contributions payable                                          (10,969)                     -
                                                               ---------------------- ---------------------

 NET ASSETS AVAILABLE FOR BENEFITS                               $     6,271,216        $     5,393,622
                                                               ====================== =====================

The accompanying notes to financial statements are an integral part of these statements.


          DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

         Statement of Changes in Net Assets Available for Benefits
                  For the Year Ended December 31, 1999



                                                                            Total All Funds
                                                                        -------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income-
       Net realized gain                                                    $      63,337
       Net unrealized appreciation in fair value of investments                   192,755
       Interest and dividends                                                     410,394
     Contributions-
       Employer                                                                   330,410
       Participant                                                                899,515
       Rollovers                                                                  181,679
                                                                        -------------------------

            Total additions                                                     2,078,090
                                                                        -------------------------

REDUCTIONS IN NET ASSETS ATTRIBUTED TO:
     Distributions to participants                                             (1,173,830)
     Administrative expenses                                                      (26,666)
                                                                        -------------------------

            Total reductions                                                   (1,200,496)
                                                                        -------------------------

            Net increase                                                          877,594
                                                                        -------------------------

NET ASSETS AVAILABLE FOR BENEFITS, beginning of the year
                                                                                5,393,622
                                                                        -------------------------

NET ASSETS AVAILABLE FOR BENEFITS, end of the year                          $   6,271,216
                                                                        =========================

The accompanying notes to financial statements are an integral part of these statements.


DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements


(1)      Plan Description

Simon Transportation Services, Inc. (the "Company") adopted the Dick Simon Trucking, Inc. Retirement Plan on October 1, 1987. The Plan was first amended on December 7, 1990 and its name was changed to the Dick Simon Trucking, Inc. 401(k) Profit Sharing Plan. The Plan was amended again on August 10, 1995 and its name was changed to the Dick Simon Trucking, Inc. Profit Sharing Plan and Trust (the "Plan"). On June 20, 1996, the Company adopted the Stanwich Benefits Group, Inc. Regional Prototype Standardized 401(k) Profit Sharing Plan and Trust which amended and restated the Plan in its entirety effective July 1, 1996. The Company serves as the Plan Trustee and Administrator and Fidelity Advisor Funds holds the plan assets and executes investment transactions. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Eligibility, Contributions and Benefits

Employees who have completed one year of service and who have attained 21 years of age are eligible to participate in the Plan. An eligible employee becomes a participant on the next January 1 or July 1 following the date the employee satisfies the eligibility requirements.

Participants elect both the amount of the salary reduction contribution and the allocation of the salary reduction contribution among the investment options within the Plan. Salary reduction contributions cannot exceed the lesser of 15 percent of the participant's pretax eligible gross compensation or the maximum amount allowable under the Internal Revenue Code ("IRC").

The Company makes discretionary contributions to the Plan, matching each participant's salary reduction contribution dollar-for-dollar up to 3 percent of the participant's eligible gross compensation. The Company may also make additional discretionary contributions to the Plan. Participants elect the allocation of the Company contributions among the investment options.

Participants   are   immediately   fully  vested  in  their   salary   reduction
contributions and related earnings. Participants vest ratably in employer matching contributions over six years of service or fully vest upon occurrence of one of the following events: 1) normal retirement at age 65, 2) death while employed by the Company, or 3) permanent disability. Benefits are normally paid at retirement, disability, death or other termination. Benefit distributions may be made in a single lump sum payment or an annuity.

Forfeitures of nonvested employer matching contributions, which amounted to $55,833 during the year ended December 31, 1999, are offset against future employer matching contributions. During the year ended December 31, 1999, $32,194 of forfeitures were used to reduce employer matching contributions.

Investment Options

The Plan provides for seventeen investment options listed below. In addition, participants may borrow from their accounts. The investment funds, except for the Simon Transportation Services Inc. Common Stock fund, are managed by Fidelity Advisor Funds.

    Fidelity Advisor Growth Opportunities Fund - The fund seeks growth through a core investment in traditional growth stocks -- companies with above-average growth in sales or earnings -- plus other opportunities such as special situations, debt securities and cyclicals.

    Fidelity Advisor Equity Growth Fund - The fund seeks to achieve capital appreciation by investing primarily in growth stocks that demonstrate the potential for above average earnings or sales growth.

    Fidelity Advisor Daily Money Fund: U.S. Treasury Portfolio - The fund seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity. The fund invests only in U.S. treasury securities and repurchase agreements for these securities.

    Fidelity Advisor High Yield Fund - Investment focus on mature companies that are poised for dramatic growth; and "turnarounds," companies which are expected to return to favor in the marketplace. Bonds are evaluated on the basis of their potential for total return, including high interest and growth of capital investment.

    Fidelity Advisor Equity Income Fund - The fund seeks stocks that have above-average dividends, are undervalued (which may give them more upward and less downward potential) and have increasing dividends.

    Fidelity Advisor Overseas Fund - The fund primarily invests in securities of companies located in the Americas (other than the United States), Far East, the Pacific Basin and Western Europe.

    Fidelity Advisor Natural Resources Fund - The fund seeks long-term growth by investing primarily in domestic and foreign natural resources-related companies across a broadly diversified spectrum of industries.

    Fidelity Advisor Balanced Fund - The fund utilizes a balanced approach to provide the best possible return from income-producing securities.
    Investments include U.S. Treasury issues, corporate bonds, foreign investments, convertible securities and stocks.

    Fidelity Advisor Large Cap Fund - The fund seeks long-term growth of capital by investing primarily in equity securities of companies with large market capitalizations.

    Fidelity Advisor Value Strategies Fund - The fund seeks long-term capital appreciation by investing in securities that are undervalued or undiscovered by the marketplace.

    Fidelity Advisor Short Fixed-Income Fund - The fund seeks to diversify among a broad range of short-term, investment-grade bonds. Capital preservation takes a high priority, but the fund manager also invests for high income.

    Fidelity Advisor Mid Cap Fund - The fund seeks long-term growth of capital by normally investing at least 65 percent of its total assets in mid-cap stocks. The fund may invest the remaining 35 percent of its assets in other securities.

    Fidelity Advisor Strategic Income Fund - The fund uses a multi-sector asset allocation process that strategically shifts the fund's weighting among four general investment categories: high yield securities, U.S. government and investment-grade securities, emerging market securities and foreign developed market securities.

    Fidelity  Advisor   Government   Investment  Fund  -  Invests  primarily  in
    securities backed by the full faith and credit of the U.S. government and it's various agencies and instrumentalities.

    Fidelity Advisor Intermediate Bond Fund - The fund seeks a high rate of income consistent with the preservation of capital, along with greater stability through investments in high-quality fixed-income securities.

    Fidelity Advisor Emerging Markets Income Fund - The fund seeks high income and, as a secondary objective, the potential for growth by investing in bonds from countries that have the potential for rapid economic expansion.

    Simon Transportation Services, Inc. Common Stock - Funds are invested in shares of Simon Transportation Services, Inc.'s Class A common stock. Any dividends declared on the stock will be invested in additional shares of such stock.

Participant Loans

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of the participant's vested interest, as defined. The minimum amount for any loan is $1,000. The loans bear interest at one percent above prime rate on the date of the loan. As of December 31, 1999, the interest rates on participant loans ranged from 8.75 to 9.50 percent. Loans must be repaid within five years, except for loans used to acquire a principal residence which must be repaid over a reasonable period of time determined by the Administrative Committee. All loans are secured by the participant's account and, regardless of term, become due and payable upon termination of the participant's employment. Fees and expenses incurred by the Plan in originating a loan are paid by the respective participant as a deduction from the loan proceeds.

Termination of the Plan

The Company may terminate the Plan at any time subject to the provisions of ERISA. If the Plan is terminated, the participants become fully vested and have a nonforfeitable interest in their accounts.

(2)      Summary Of Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States. Distributions to participants are recorded when paid.

New Accounting Pronouncement

The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP No. 99-3") which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. SOP No. 99-3 was adopted for the 1999 financial statements and as such, the financial statements have been reclassified to eliminate the participant directed fund investment program disclosures.

Investments

Contributions are invested by the trustee in the Plan's funds as directed by the participants. Investments, other than participant loans, are carried at fair value based on quoted market prices. Participant loans are valued at face value which approximates the future principal and interest payments discounted at prevailing interest rates for similar instruments. Unrealized appreciation or depreciation caused by fluctuations in the fair value of investments is recognized in income currently. Interest and dividends are recognized as earned and reinvested.

Expenses

The Plan pays all administrative expenses and fees relating to investment and management of the Plan funds, except legal and accounting fees which are paid by the Company. Fees relating to certain withdrawals are paid by the participant.

Net Unrealized Appreciation (Depreciation) in Fair Value of Investments

Net unrealized appreciation (depreciation) in fair value of investments is determined by comparing the fair value of each investment at the beginning of the plan year (or at the date of purchase for investments acquired during the plan year) with the fair value at the end of the plan year.

Net Realized Gain (Loss) on Investments

Net realized gain (loss) on investments is determined by comparing the sales price of each investment as of the disposition date with the fair value at the beginning of the plan year (or at the date of purchase for investments acquired during the current plan year).

(3)      Federal Income Taxes

The Internal Revenue Service has issued a favorable determination letter dated October 25, 1993 stating that the Plan and related trust has been structured to qualify for tax exempt status under Section 401(a) of the IRC. The Plan's Administrative Committee and legal counsel believe that the Plan continues to be designed and operated in accordance with the applicable IRC requirements and with the requirements of ERISA.

(4)      Excess Contributions

The Plan had received excess contributions of $10,969 as of December 31, 1999. The excess contributions resulted from employer contributions that were made above limits established by certain anti-discrimination rules prescribed by the IRC. These excess contributions were refunded to certain participants during March 2000.

         DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

            Schedule of Assets Held for Investment Purposes
                       As of December 31, 1999



          (b) Identity of issue, borrower,
(a)       lessor or similar party         (c) Description of investment                   (e) Current value
--------- ------------------------------- ----------------------------------------------- ------------------

   *      Fidelity Investments            34,043 shares of Fidelity Advisor Growth            $  1,588,469
                                             Opportunities Fund
   *      Fidelity Investments            19,080 shares of Fidelity Advisor Equity               1,366,292
                                             Growth Fund
   *      Simon Transportation            155,454 shares of common stock                           913,557
            Services, Inc.
   *      Participant loans               Interest rates ranging from 8.75% to 9.50%               533,648
   *      Fidelity Investments            502,100 shares of Fidelity Advisor Daily                 502,100
                                             Money Fund: US Treasury
   *      Fidelity Investments            12,455 shares of Fidelity Advisor Equity                 324,819
                                             Income Fund
   *      Fidelity Investments            23,056 shares of Fidelity Advisor High Yield             262,148
                                             Fund
   *      Fidelity Investments            8,391 shares of Fidelity Advisor Overseas Fund           199,379
   *      Fidelity Investments            5,153 shares of Fidelity Advisor Natural                 116,346
                                             Resources Fund
   *      Fidelity Investments            3,711 shares of Fidelity Advisor Large Cap                79,815
                                             Fund
   *      Fidelity Investments            3,106 shares of Fidelity Advisor Balanced Fund            56,677
   *      Fidelity Investments            53,350 shares of Fidelity Advisor Daily Money             53,350
                                             Fund: Money Market
   *      Fidelity Investments            2,128 shares of Fidelity Advisor Mid Cap Fund             39,695
   *      Fidelity Investments            1,701 shares of Fidelity Advisor Value                    39,238
                                             Strategies Fund
   *      Fidelity Investments            2,822 shares of Fidelity Advisor Short Fixed              25,713
                                             Income Fund
   *      Fidelity Investments            2,640 shares of Fidelity Advisor Emerging                 25,478
                                             Market Income Fund
   *      Fidelity Investments            1,862 shares of Fidelity Advisor Strategic                19,499
                                             Income Fund
   *      Fidelity Investments            1,756 shares of Fidelity Advisor Intermediate             17,948
                                             Bond Fund
   *      Fidelity Investments            1,901 shares of Fidelity Advisor Government               17,390
                                             Investment Fund

* Denotes party-in-interest

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                                   Dick Simon Trucking, Inc.
                                                   Profit Sharing Plan and Trust
                                                   (Registrant)

                                                   /s/ Alban B. Lang
                                                   Alban B. Lang
                                                   Plan Administrator
Dated:   June 27, 2000